         U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                   FORM 10-SB
                                 AMENDMENT NO. 5

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
           SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934


                           THEHEALTHCHANNEL.COM, INC.
                 (Name of Small Business Issuer in its charter)


            Delaware                                      33-0728140
----------------------------------             -----------------------------
(State or other jurisdiction of                        I.R.S. Employer
incorporation or organization)                         Identification No.)


   3101 W. Coast Hwy., Suite 175
   Newport Beach, California                                  92663
----------------------------------             -----------------------------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, including area code    949-476-3602
----------------------------------             -----------------------------

           Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
                                               to be so registered each class
                                               is to be registered

None                                                         N/A
----------------------------------             -----------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
 -----------------------------------------------------------------------------
                                (Title of class)


Item 1.  Description of Business

Business Development


Innovative Tracking Solutions Corporation, also known as InTracks Corporation ("IVTX" or "the Predecessor Company") was incorporated under the laws of the state of Delaware on

September 4, 1996. IVTX was formed to develop, manufacture, and market a broad range of simple and creative products to solve typical problems associated with the fast-paced nature of modern individuals and businesses.



IVTX's initial operations included the further development and manufacture of the Smart Kitchen(tm) patented food storage tracking system invented by IVTX' founders and licensed exclusively to IVTX. Based on the then current financial condition of IVTX and the cost to launch this product into the consumer marketplace, management of IVTX decided to postpone the launch in favor of the development and launch of an additional product, the Private Practice(tm) Vibration Reminder Disk, which management of IVTX felt held greater market potential and lower manufacturing and marketing costs. IVTX secured exclusive marketing rights to the product and launched it into test markets in November 1997.






IVTX' initial launch of its first version of Private Practice into test markets in November 1997 was through a short-form infomercial to the consumer market. This small media test did not generate sufficient results to warrant a full scale rollout of the product to the consumer market. Therefore, IVTX continued development of the healthcare versions of the Private Practice(tm) product and introduced its first healthcare version in June, 1998 at an industry trade show and officially launched the product in November, 1998 at one of the largest healthcare device trade shows in the country (MedTrade).



In March 1998, a market maker filed a 15c2-11 statement with the National Association of Securities Dealers, Inc. ("NASD") and IVTX's stock was cleared to trade on the Over-the-Counter Bulletin Board (Symbol: IVTX) on April 21, 1998.

In early 1999, IVTX management determined that the "public" status of IVTX was detrimental to IVTX' operations due to the time and expense burdens of being a public company. IVTX management then decided to take the operations of IVTX "private" by transferring all IVTX assets and liabilities to a newly formed private company and selling the public shell to a suitable company, preferably in the healthcare industry.



On April 16, 1999, IVTX transferred all of its assets and liabilities based on majority stockholder approval to a newly formed private company.



In June 1999, IVTX was introduced to thehealthchannel.com, a consumer-based health supersite (http://www.thehealthchannel.com). On July 28, 1999, IVTX, pursuant to its bylaws and general Delaware corporate law, acquired certain assets of Biologix International, Ltd., consisting primarily of thehealthchannel.com website and related technology in exchange for the controlling interests of IVTX. Restricted common shares, representing the majority controlling interests held by the directors of IVTX were transferred.



In connection with this change of control, IVTX' name was changed to thehealthchannel.com, Inc. on July 28, 1999. The Acquisition closed on July 28, 1999 (the "Acquisition").


Business of the Issuer

General



With headquarters at 3101 West Coast Highway, Suite 175, Newport Beach, California, thehealthchannel.com is a comprehensive health information Internet portal that offers a one-step access point for consumers and professionals who want to explore a broad array of health topics. The portal currently indexes more than 2.8 million other Internet health and health-related sites, has direct links with more than 2,800 online health-care information service centers, provides detailed coverage of some 700 medical conditions, and is nearly 1 million web pages in size. Consumers may access a global library of health-care information while searching for products and services. The site offers a complete Internet portal for state-of-the-art continuing medical education for professionals. It is also linked to more than 3 million URLs through various other strategic alliances, such as Infoseek



Products




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Thehealthchannel.com



Thehealthchannel.com provides health-related content and programming for the world wide web targeted at consumer access vis-a-vis the Internet, web-TV and/or other means of network access. Web site: www.thehealthchannel.com.



The content for the Company's website comes from three primary sources:



     1: HTML links. Programmed medical content links from the Infoseek search engine (ultraseek). thehealthchannel.com has currently has over 2,800 links.



     2: Strategic Alliances and Business Relationships. These come in many different forms. For example, medical education, alternative medicine, pharmacy, library, journals. The Company has will have business relationships with many companies that provide information and e-commerce to create content of the Company's site.



     3: Original content: The Company has a diverse, experienced board of directors (see "Management") and advisors who provide original content for the Company's site in their areas of expertise.



The Company's revenue model comes with six variants of revenue sources:



     1:  Advertising Revenue Model.  Banner and "time-out" advertising.



     2: Retail Sales Model. Companies will sell their products and services on their site with referrals from the Company and the Company will receive commissions.



     3: Portal/Information Center. Companies pay to have products and services listed in thehealthchannel.com broadband portal.



     4: Subscription model. The Company could charge users to access information certain portions of the Company's website.


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     5. Affiliate/Affinity model. The Company's web site would offer goods and services from companies that it has a direct relationship with so that the Company may share in the revenues.



     6. Auction model. thehealthchannel.com would offer the forum for companies to "auction" their goods or services.



Distribution Methods



         thehealthchannel.com, Inc. (the "Company") distributes its web site content via the Internet.



Status of Publicly Announced New Product or Service



         On December 1, 1999, the Company unveiled an updated version of its web site hosted by DVCi Technologies.

Sources and Availability of Materials and Production





Not Applicable.



Principal suppliers and vendors



The Company's web site is maintained and hosted by DVCi Technologies. Additionally, the Company contracts as needed with variety of third-party content providers.



Competition


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The online commerce industry, particularly on the Internet, is new, rapidly evolving and intensely competitive, which the Company expects to intensify tin the future. Barriers to entry are minimal, allowing current and new competitors to launch new Web sites at a relatively low cost. The company currently or potentially competes with other companies which have health care websites. These competitors include InteliHealth, OnHealth, Web MD, Koop.com, and YourHealth.com.



The Company believes that the principal competitive factors in its market are brand name recognition, wide selection, personalized service, ease of use, 24-hour accessibility, customer service, convenience, reliability, quality of search engine tools, and quality of editorial and other site content. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than the Company. In addition, other websites may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to devote greater resources to marketing and promotional campaigns, and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished franchise value. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion.



The Market and Competitive Business Conditions



The Internet



IDC estimates that the number of users accessing the Web will grow from 28 million in 1996 to 175 million in 2001 and that the amount of commerce conducted over the Web will increase from approximately $2.6 billion in 1996 to $220 billion in 2001. Growth in Internet usage has been fueled by a number of factors, including the large and growing base of personal computers installed in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among consumer and trade customers.



The emergence of the Internet as a significant communications medium is driving the development and adoption of Web content and commerce applications that offer both convenience and value to consumers, as well as unique marketing opportunities and reduced operating costs to business. A growing number of consumer and trade customers have begun to conduct business on the Internet including paying bills, booking airline tickets, trading securities and purchasing consumer goods (e.g., personal computers, consumer electronics, compact disks, books, groceries and vehicles). Moreover, online transactions can be faster, less expensive and more convenient than transactions conducted through a human intermediary.



Telemedicine



Due to the convergence of advanced image transmission and computer technology, price declines in hardware, and providers' quests to improve both the quality and access of care and their competitive position in urban and rural markets, the interest in telemedicine is now at an all-time high. Its use as a tool for clinical consultation, linking the various elements of an integrated network, including homes and long-term care facilities is expanding rapidly. However, many unresolved issues remain, such as liability, reimbursement and other economic factors, clinical expectations, ease of use and licensing of technology and expertise, among others.



Although now a rapidly emerging and burgeoning industry, telemedicine has existed in this country for almost 40 years. The first known project involved the transmission of neurological records across the campus of the University of Nebraska in 1959. Five years later, the university established a link with a state mental hospital 112 miles away. Since that time, many state and federal agencies as well as private insurers, managed care organizations (MCO's), software companies, and medical device manufacturers have created their own telemedicine initiatives. Although the total amount of money spent on telemedicine research and development is unknown, a recent report by the U.S. General Accounting Office places telemedicine investments by nine federal departments and independent agencies at $646 Million for fiscal years 1994-96.



Based on the Company's experience, internet companies compete by providing quality content and creating a body of users through advertising and word-of-mouth. The Company believes that it will succeed by providing quality content and by advertising its web site on third-party web sites and in more traditional media.


Competition

The Company faces well-financed competition from other companies competing in the health sector on the Internet, such as Healtheon, WebMD, and DrKoop. Recently, Healtheon and WebMD announced that they were merging. There is no guarantee that the Company will be able to compete against these companies or any other companies that might enter the Internet health sector.



Intellectual Property.



The Company currently has an application pending with the United States Patent and Trademark Office ("PTO") for registration of the name
"thehealthchannel.com" as a trademark. The Company has also registered the website domain name of www.thehealthchannel.com.



The Company does not rely on proprietary technology in providing its healthcare information over the Internet. While the Company uses technology which has been customized for its own purposes, the Company has deliberately avoided becoming overly dependent on any one technology. By avoiding reliance on any one technology, the Company will be able to take advantage of technological advances to provide improved accessibility to its content.

The Company has no collective labor agreements.



Needed Governmental Approvals



The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have a material adverse effect on the company's business, prospects, financial condition and results of operations.

Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.



Permits or licenses may be required from federal, state or local government authorities to operate on the Internet. No assurances can be made that such permits or licenses will be obtainable. The Company may be required to comply with future national and/or international legislation and statutes regarding conducting commerce on the Internet in all or specific countries throughout the world.


Employees


As of the date hereof, the Company employed two full-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. Long term, the Company will attempt to hire additional employees as needed based on its growth rate.


Item 2.  Management's Discussion and Analysis or Plan of Operations

The discussion and financial statements contained herein for the fiscal years ended December 31, 1996, 1997, and 1998, consist solely of the financial results of IVTX, the predecessor company. Following the year-end financial statements of IVTX, are the most recent financial statements of the Company, consisting solely of thehealthchannel.com, Inc. assets and liabilities, for the three months ended September 30, 1999 and for the period from May 1, 1999 (inception) to September 30, 1999. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements of the Company included herewith.



Overview



The Company is engaged in the business of providing healthcare information over the Internet.



Results of Operations



The following table sets forth, for the years indicated, selected financial information for the Company:




                                                           Period from
                                                            Inception                          Period from
                                     Year Ended            (September 6,    Three Months       May 1, 1999
                                     December 31              1996) to         Ended           (Inception)
                              -------------------------     December 31,    September 30    to  September 30,
                                  1998         1997           1996              1999               1999
                              -----------   -----------   --------------    ------------    -----------------
Total revenue                  $  11,938     $   -0-        $     -0-        $    -0-        $     -0-
Cost of revenue                $  (6,371)    $   -0-        $     -0-        $    -0-        $     -0-



Gross profit                   $   5,567     $   -0-        $     -0-        $    -0-        $     -0-
General, administrative,
  and selling expenses         $ 596,616     $  170,030     $   9,261        $  680,684      $  684,469
Loss from operations           $(591,049)    $ (170,030)    $  (9,261)       $ (680,684)     $ (684,469)
Interest Income                $   1,183     $       12     $     -0-        $      291      $      291
Interest expense               $  (4,848)    $     (250)    $     -0-        $    -0-        $     -0-
Total other expense            $  (3,665)    $     (238)    $     -0-        $    -0-        $     -0-
Loss before taxes              $(594,715)    $ (170,268)    $  (9,261)       $ (680,393)     $ (684,178)
Taxes on income                $     -0-     $      -0-     $     -0-        $    -0-        $     -0-



Net income (loss)              $(594,714)    $ (170,268)    $  (9,261)       $ (680,393)     $ (684,178)




Fiscal Year Ended December 31, 1997 as Compared to Period from Inception (September 6, 1996) through December 31, 1996



Revenues. The Company generated no revenues in either 1997 or 1996. All of 1997 and the last three months of 1996 were spent performing research and development of the Company's proposed product lines.



General, administrative, and selling expenses. The Company had $170,030 in expenses in 1997 compared to $9,261 in initial start-up expenses in 1996. The expenses incurred in 1997 were primarily research and development expenses.



Loss from operations. The loss from operations was $170,030 in 1997 compared to $9,261 in 1996. The loss from operations for both periods consist of the general, selling, and administrative expenses of the Company as the Company generated no revenues during these periods.



Loss before taxes. The Company had a loss of $170,268 in 1997 as compared to a loss of $9,261 in 1996.



Net loss. The Company was not required to pay income taxes in 1997 or 1996 and, therefore, the net loss fiscal year ended December 31, 1997 was $170,268 and the net loss for the period from inception (September 6, 1996) through December 31, 1996 was $9,261.



Fiscal Year Ended December 31, 1998 as Compared to Fiscal Year Ended December 31, 1997



Revenues. The Company generated $11,938 in 1998 from the sale of its products compared to no revenues in 1997.



General, administrative, and selling expenses. The Company incurred $596,616 in general, administrative, and selling expenses for the year ended 1998 as compared to $170,030 in expenses incurred in 1997. This is due to the ramping up of the Company's product line and increased marketing expenses following the completion of the research and development of the Company's products.



Loss from operations. The Company incurred a loss from its operations in 1998 of $591,049 as compared to a loss of $170,030 in 1997. The Company expended significant sums in product development and marketing in 1998, while making only $11,938 in sales, therefore resulting in this loss.



Loss before taxes. The Company had a loss of $594,714 in 1998 as compared to a loss of $170,268 in 1997 due to the increased development and marketing expenses of the Company in 1998.



Net loss. The Company was not required to pay income taxes in 1998 or 1997 and, therefore, the net loss for the fiscal year ended December 31, 1998 was $594,714 and the net loss for the fiscal year ended December 31, 1997 was $170,268.

Three Months Ended September 30, 1999.



Revenue



         The Company is a development stage company and had no revenues for the three months ended September 30, 1999



Selling, general and administrative expenses



         The Company incurred costs of approximately $405,000 for the three months ended September 30, 1999 for launching its advertising campaign in support of its health-care web site. In addition, it expended approximately $160,000 in connection with the development of the web site.



Loss from operations



         The Company incurred a loss from operations of $680,684 for the three months ended September 30, 1999.



Other income



         The Company earned $291 in interest income for the three months ended September 30, 1999.



Net loss



         The Company had a net loss of $680,393 or $(0.01) per share.



Liquidity and Capital Resources



Since its inception, the Company has primarily funded its capital requirements through private equity infusions. The Company is currently conducting a private offering to accredited investors only of units, each unit consisting of one share of the Company's Common Stock and one Warrant exercisable for a term of two years (the "Units"). The Company originally priced this offering at $0.75 per Unit with a $0.75 exercise price on the Warrants. However, the price of the Company's publicly traded stock dropped precipitously since the beginning of this private offering and the Company is now offering the Units at $0.45 with a $0.45 exercise price on the Warrants. The Company will raise of a maximum of $5,000,000 under this private offering. This private offering is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act") pursuant to Section 4(2) of the Act.



At September 30, 1999, the Company had outstanding current liabilities of $660,063 consisting of accounts payable $83,081, accrued marketing $414,482, accrued professional fees $114,500, and accrued officers salaries $48,000. All officers of the Company have agreed to defer their compensation until such time as the Company has the financial ability to pay compensation. The Company anticipates satisfying its current liabilities in the ordinary course of business from revenues and accounts receivable.



Over the next 12 months, the Company plans to upgrade its management information system, telecommunications system and office equipment to accommodate anticipated growth plans. However, the Company will not perform any upgrades until its management believes it has sufficient revenues to accommodate such upgrades.



The Company does not believe that inflation has had a significant impact on its operations since inception of the Company.


Year 2000 Compliance




The Company has performed an audit of all its computer hardware, internal accounting and software applications and found all to be Year 2000 compliant or capable. As of this date, the Company has been given assurances from its banking institution, transfer agent, and all third party suppliers and contractors used for manufacturing and production of the Company's products and services that they are Year 2000 compliant.

Forward Looking Statements

This registration statement contains forward-looking statements. The company's expectation of results and other forward-looking statements contained in this registration statement, involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts, timing of product introductions; and the pace and success of product research and development. These and other factors may cause expectations to differ.

Item 3.  Description of Property

The main administrative offices of the Company are located at 31-1 West Coast Highway, Suite 175, Newport Beach, California 92663, consisting of 1,850 square feet, with a monthly lease payment of $3,000, pursuant to an oral agreement.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.


The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Prospectus by:
(i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company and (iii) all directors and officers as a group.






                                           Shares of                  Percent of
Name and Address                        Common Stock(1)                Class(2)
Donald A. Shea(2)                           415,500                        *
Thomas F. Lonergan(2)                       2,586,009                      3.4%
Balazs Imre Bodai, M.S., M.D.(2)            1,335,000                      1.8%
Jeffrey H. Berg, MBA, Ph.D.(2)              443,400                        *
Joseph Song, M.D.(2)                        2,533,625                      3.4%
All Officers and Directors
as a Group (5 persons)                      7,313,534                      9.8%

Dianna Cleveland                            4,141,000                      5.5%
23232 Peralta Drive, Suite 209
Laguna Hills, CA 92653

---------------
*  Less than one percent



(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.


(2) c/o Company's address: 3101 West Coast Highway, Suite 175, Newport Beach, California 92663.


Item 5. Directors, Executive Officers, Promoters and Control Persons.





The
directors and officers of the Company are as follows:




     Name                           Age      Office
     ----                           ---      ------
     Donald A. Shea                  64      Chief Executive Officer, President and
                                               Chairman of the Board of Directors

     Thomas F. Lonergan              47      Chief Operating Officer, Vice President,
                                               Secretary, Chief Financial Officer, and
                                               Director

     Balazs Imre Bodai, M.S., M.D.   45      Director

     Jeffrey H. Berg, MBA, Ph.D.     59      Director

     Joseph Song, M.D., F.A.C.C.     40      Director




DONALD J. SHEA, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN. From 1995 through 1997, Mr. Shea was Marketing Consultant to Marketing Insights, Inc., a new product development Company in Princeton, New Jersey. Prior to that he was President of Avonwood Capital Corporation, Philadelphia, Pennsylvania, a Venture Capital/Management Consulting firm; and President of Brilliant Enterprises, Inc., Philadelphia, Pennsylvania, a dental products manufacturer. Mr. Shea was also the former President and CEO of Clairol, Inc., a Division of Bristol-Myers Squibb, former Vice-President of Bristol-Myers Squibb. Mr. Shea brings over 35 years of consumer products marketing and general management experience to the Company.



THOMAS F. LONERGAN, MA, CHIEF OPERATING OFFICER, VICE PRESIDENT, SECRETARY, CHIEF FINANCIAL OFFICER, AND DIRECTOR. Mr. Lonergan was the co-founder and Vice Chairman The IQ NOW Corporation, a deliverer of healthcare information on the Internet from 1992 through 1999. Previously, he was a Regional Director of Cardiology for Tenet Medical Group, former Director of Clinical Services at Downey Community Hospital, and has been a hospital administrator for 20 years. He was responsible for $70 million budget and manages over 200 employees. For 11 years he has been an instructor and director of medical technology at Coast College. Mr. Lonergan is co-founder of the American College of Cardiovascular Administrators. He has an Associate of Arts (Pre-Medicine) from Cerritos Junior College (1971), a Bachelor of Science (Pre-Medicine) from the University of

California, Irvine (1973), and an Executive Masters Degree of Business Administration from Pepperdine University (1990).



BALAZS IMRE BODAI, M.D., DIRECTOR. From 1985 and continuing through the present, Dr. Bodai is the Chief of Surgery at Kaiser Permanente Medical Center, Sacramento, California. He is also President of B and B Medical Research Technology, Inc., Sacramento, California; an Associate Clinical Professor of Surgery at the University of California at Davis; a Consultant to COAT, Johnson & Johnson, Newark, New Jersey; and a Senior Consultant to Sontek Medical, Inc., Higham, Massachusetts. "Ernie" holds a Bachelor of Science and Master of Science Degrees from the School of Medicine at the University of California at Los Angeles, and a Doctor of Medicine Degree from the University of California at Davis. He is author and co-author of over 120 scientific and clinical publications in various of the leading medical journals, author of a surgery text book, and is well-recognized within the field of emergency and critical care medicine.



JEFFREY H. BERG, PH.D., DIRECTOR. Dr. Berg holds an MBA and Ph.D. in Chemistry from New York University. From September 1995 through the present, he is a senior research analyst for M.H. Meyerson & Co., Inc. From 1991 through the present, he is the President of Health Care Insights. Mr. Berg was Chicago Corporation's senior medical advisor from 1991 to 1992. Mr. Berg was security analyst for William K. Woodruff & Co. from 1990 to 1991 and Vice-President of Research for J.C. Bradford & Co. from 1987 to 1990. From 1981 to 1987 he was Vice-President of the Health Care Division of PA Consulting Services, Inc. of London, England, specializing in international technology and new product surveillance, venture capital investment, acquisition studies, and state-of-the-art for diverse areas of health care. During the 1970s, Mr. Berg developed products and conducted research for General Foods, the Patient Care Division of Johnson & Johnson Products, Inc., the Consumer Products Division of Ortho Pharmaceutical Corporation; and staffed and supervised scientists and engineers at the R&D laboratories for development of varied medical and health care products within the Johnson & Johnson family of companies. Dr. Berg holds several patents in the area of biosensor and disposable electrode technology. He has published a number of articles on topics such as biosensors, cancer therapy, biopharmaceuticals, drug infusion devices and industrial biotechnology. Dr. Berg serves as a liaison with the investment banking and scientific communities.



JOSEPH SONG, M.D., F.A.C.C., DIRECTOR. From 1994 through the present, Dr. Song has his own practice in Interventional Cardiology. From 1991 through 1994, he was an Interventional Cardiologist with Internal Medicine Specialists Medical Group, Inc. He is a Lecturer and Moderator at Downey Foundation Hospitals. Dr. Song is Clinical Assistant Professor of Medicine/Cardiology at the College of Osteopathic Medicine of the Pacific in California and a member of the Teaching Staff of the Family Practice Internship/Residency Program at Rio Hondo/Downey Community Hospital, California. He is certified by the American Board of Internal Medicine and the American Board of Cardiovascular Dieases. Dr. Song received an A.B. in Physics from Washington University in St. Louis Missouri in 1982 and his M.D. from University of Missouri-Columbia School of Medicine in 1986. the of the Case of the Week Presentation at the Downey Foundation Hospital and of the T


Item 6.  Executive Compensation





The following
shows the annual amounts which the Company anticipates paying each executive officer for the fiscal year ending December 31, 1999. The officers joined the Company on July 28, 1999. The following officers of the Company received the following annual cash salaries and other compensation:


SUMMARY COMPENSATION TABLE



Name and Principal Position                Year          Annual Salary (1) (2) (3)
---------------------------                ----          -------------------------
Donald A. Shea, Chief Executive Officer    1999          $144,000

Thomas F. Lonergan, Chief Operating        1999          $144,000
  Officer, Vice President, Chief
  Financial Officer


All Officers as a Group (2 persons)        1999          $288,000




(1) No officers received or will receive any bonus or other annual compensation other than salaries during fiscal 1999. The Company does not provide any personal benefits to offices of the Company, such as the cost of automobiles, life insurance, and supplemental medical insurance. Management believes that the value of non-cash benefits and compensation distributed to executive officers of the Company individually or as a group during fiscal year 1999 will not exceed the lesser of $50,000 or ten percent of such officers' individual cash compensation or, with respect to the group, $50,000 times the number of person sin the group or ten percent of the group's aggregate cash compensation.



(2) No officers received or will receive any long term incentive plan (LTIP) payouts or other payouts during fiscal 1999.



(3) No officers received or will receive any awards, including stock awards or securities underlying options, during fiscal 1999.


Item 7.  Certain Relationships and Related Transactions.

The Company has an employment agreement with Thomas F. Lonergan, its Vice President, Chief Operations Officer, Secretary, and Chief Financial Officer, dated September 1, 1999. This agreement has a term of three years and provides for salary of $144,000 per year, four weeks of vacation per year, and eligibility to participation in all Company benefit programs. There is no severance provision.



The Company has an employment agreement with Thomas F. Lonergan, its Vice President, Chief Operations Officer, Secretary, and Chief Financial Officer, dated September 1, 1999. This agreement has a term of three years and provides for salary of $144,000 per year, four weeks of vacation per year, and eligibility to participation in all Company benefit programs. There is no severance provision.



Item 8.  Description of Securities.



The authorized capital stock of the Company currently consists of 110,000,000 shares of Common Stock, no par value. The Company has no shares of Preferred Stock.

The Company's Transfer Agent is Continental Stock Transfer & Trust Company, 2 Broadway, 19th Floor, New York, New York 10004.



The following summary of certain terms of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation and Bylaws.



Common Stock



As of the date of this report, there are 75,000,000 shares of Common Stock outstanding.



Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.



Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is profitable.



Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common Stock offered hereby will be, upon issuance, fully paid and non-assessable.



PART II



Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.



A.  Market Information



The Company's Common Stock has been quoted on the over-the-counter bulletin board system ("OTC Bulletin Board") since April 1998, formerly under the symbol IVTX, and since it's name change, under the symbol THCL.



The following table sets forth the high ask and low bid prices for the Company's common stock as reported on the OTC Bulletin Board.



The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:




    Period Reported                        High Ask               Low Bid
    ---------------                        --------               -------
    Quarter ended June 30, 1998             2 1/2                 1 7/64
    Quarter ended September 30, 1998        2 7/64                0 7/8
    Quarter ended December 31, 1998         1 3/4                 0 9/16
    Quarter ended March 31, 1999            3.00                  0 9/16
    Quarter ended June 30, 1999             3 1/4                 0 1/2
    Quarter ended September 30, 1999        4 5/8                 0 5/16


As of December 1, 1999, the closing bid price of our Common Stock was $0.515625 (33/64) per share.



Management is not aware of any firms that currently make a market for the Company's securities on the OTC Bulletin Board.



B.       Holders

As of December 2, 1999 there were approximately 618 holders of Company Common Stock, as reported by the our transfer agent.



C.       Dividends

The Company has not paid any dividends on its Common Stock. The Company intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.



Item 2  Legal Proceedings.

To the knowledge of management, there is no material litigation pending or threatened against the Company.



Item 3.  Changes in and Disagreements with Accountants.



         Not Applicable.



Item 4  Recent Sales of Unregistered Securities.

IVTX conducted various private placements detailed below pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission, and
Section 4(2) of the 1933 Act.



None of the transactions involved general solicitation or general advertising. IVTX' sales of stock were made directly with people whom IVTX' officers had a pre-existing relationship with or from personal referrals. Each purchaser was provided with an offering circular. Proceeds from the sale of the shares were applied towards the continuing development and marketing of its products and working capital.



The following provides a numerical summary of the offerings conducted by IVTX:



                                        Dollars       Shares
                                       ---------     --------
Private transactions
  5 Accredited Investors                $137,000      137,000
  1 Accredited Investor Subscribed       500,000      500,000
Rule 504 Offering                        340,092      402,677
Subscription Rights Reassigned          -500,000     -500,000
Section 4(2) Offering comprised of       417,308      645,566
 29 Accredited and 30 Sophisticated
    Purchasers.
                                         --------      -------
        Aggregate Private Placements     $894,400    1,185,243

      Shares held by public

The following provides a monthly accounting and details of these transactions:


   A. In September 1996, IVTX issued 800,000 shares of restricted Common Stock to a founder of IVTX and 645,500 shares of restricted Common Stock to a co-founder of IVTX. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the 1933 Act.



   B. In September 1996 through March 1997, IVTX issued 162,500 shares of restricted Common Stock to a consultant, who was also a director of IVTX, in consideration of consulting services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.



   C. In September 1996, through December 1997, IVTX conducted a private placement of 137,000 shares of restricted Common Stock to five accredited investors at a price of $1.00 per share, for the gross proceeds of $137,000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.



   D. From February 1997 to June 1997, IVTX issued a total of 19,000 shares of restricted Common Stock to two independent electronic design contractors in consideration for services rendered on behalf of IVTX. Each of the contractors were accredited purchasers. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.



   E. In March 1997, IVTX issued 25,000 shares of restricted Common Stock to a director, at a price of $0.80 per share for cash proceeds of $20,000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to
Section 4(2) under the 1933 Act.



   F. In June 1997, IVTX issued 25,000 shares of restricted Common Stock to its corporate securities counsel in consideration of legal services rendered. The purchaser was 'sophisticated' and provided with a copy of the Company's current private placement memorandum prior to the transaction. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the 1933 Act.



   G. During July 1997, through February 1998, IVTX conducted a private placement of Common Stock pursuant to Regulation D, Rule 504 offering 125,000 units of Common Stock at $2.00 per unit, for total offering proceeds of $250,000. Each unit offered consisted of one (1) share of Common Stock ($.001 par value) and three (3) Stock Purchase Warrants. Upon the future exercise of all warrants, total proceeds of the offering would total $1,000,000. In the private placement, IVTX sold 93,612 units of Common Stock in consideration of cash proceeds of $161,113 net of $24,713 of offering costs. Each Unit consists of one (1) share of Common Stock ($.001 par value) and three (3) Stock Purchase Warrants, except for California residents who receive per unit one (1) share of Common Stock and one (1) purchase warrant. Each Warrant entitles the holder thereof to purchase one (1) share of Common Stock of IVTX. The Warrants are exercisable at $2.00 and were set to expire on July 21, 1998. IVTX extended the Warrants to expire on December 31, 1998. There was no underwriter involved in these transactions. The issuances were conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission. Each purchaser was provided with the Company's current offering circular. None of the transactions involved general solicitation or general advertising. In the private placement, the Company sold shares to investors who had a pre-existing relationship with officers of IVTX and to people referred to IVTX and issued a total of 6,000 shares of restricted Common Stock as finder's fees to two `sophisticated' purchasers pursuant to Section 4(2) of the 1933 Act. Each purchaser was provided with IVTX's current offering circular.



H. In August and September 1997, IVTX issued 1,000 shares of Common Stock to an independent contractor and 15,000 shares of restricted Common Stock to two consultants in consideration of services rendered on behalf of IVTX. The contractor was a 'sophisticated' purchaser and each consultant was an 'accredited' purchaser. All purchasers were provided with a copy of IVTX's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2)of the 1933 Act.



   I. In December 1997, IVTX commenced an offering of 500,000 of Common Stock at $1.00 per share pursuant to Section 4(2) of the 1933 Act. The shares being offered where in the form of reassigned subscription rights that were previously subscribed to by an accredited investor in May 1997, prior to IVTX's Regulation D, Rule 504 offering. The pending sale of the 500,000 shares and the potential dilution was fully disclosed in the Company's later Regulation D, Rule 504 offering circular. However, the sale of the securities never consummated. Therefore, on December 3, 1997, the subscriber assigned his subscription rights back to IVTX. IVTX then offered these subscription rights via a private placement, as mentioned above, pursuant to Section 4(2) of the 1933 Act. From May 1998 to December 31, 1998, IVTX sold 292,366 of these shares to 22 accredited investors and 12 sophisticated investors in consideration of cash proceeds totaling $227,916 net of $41,392 of offering costs. Each purchaser was provided with IVTX's Current offering circular. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act. None of the transactions involved general solicitation or general advertising. The shares were sold to investors who had a pre-existing relationship with officers of IVTX and IVTX also utilized referrals from individuals who brought investors to IVTX in the private placement. IVTX issued a total of 8,000 shares of restricted Common Stock as finder's fees to two individuals. Both individuals were accredited investors and the finder's fee shares were issued pursuant to Section 4(2) of the 1933 Act.



   J. In December 1997 through January 1998, IVTX issued to five independent contractors, a total of 9,000 shares of Common Stock at a purchase price of $.001 per share (par value) in consideration of services rendered on behalf of IVTX for the total proceeds of $36.00. Each purchaser was provided with IVTX's current offering circular. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.



   K. In January 1998, IVTX issued to one 'accredited' and three 'sophisticated' purchasers, a total of 9,000 shares of restricted Common Stock in consideration of support services rendered. Each purchaser was provided a copy of IVTX's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.



   L. In January 1998, IVTX issued a total of 20,000 shares of Common Stock to 8 consultants in consideration for services rendered on behalf of IVTX. Each consultant was a 'sophisticated' purchaser and was provided a copy of IVTX's current offering circular prior to the transaction. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.



   M. In April 1998, IVTX issued 30,000 shares of Common Stock on a promissory note to one investor. The purchaser was provided with a copy of IVTX's current offering circular prior to the transaction. There was no underwriter involved in this issuance. The promissory note was honored in April 1999 and accepted by IVTX for the total proceeds of $15,000. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.



   N. In May 1998, IVTX issued a total of 500 Units of Common Stock to two existing shareholders at a price of $2.00 per unit including 3 stock purchase warrants with an exercise price of $2.00. Total proceeds from the transactions were $1,000. Each purchaser was provided with IVTX's current offering circular. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.



   O. In May 1998, IVTX issued 1,000 shares of restricted Common Stock to an independent contractor in consideration of services rendered. The contractor was a 'sophisticated' purchaser and was provided with a copy of IVTX's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.



   P. In June 1998, IVTX issued 4,000 shares of restricted Common Stock to a director in consideration for interest payment on indebtedness. There was no underwriter involved in this issuance. The issuances were conducted pursuant to
Section 4(2) of the 1933 Act.



   Q. In June 1998, IVTX issued a total of 10,000 shares of Common Stock to a consultant at a price of $.001 per share (par value) in consideration for services rendered on behalf of IVTX. Total proceeds of the transaction was $10.00. The purchaser was provided with a copy of the

Company's current offering circular prior to the transaction. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.



   R. In July 1998, IVTX granted to two founding officers, subject to the terms of their employment agreements, options to purchase 250,000 and 200,000 shares respectively of Common Stock in IVTX at an exercise price of $.50 per share. The options expire on December 31, 2002. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.



   S. In August 1998, IVTX issued to two of its officers an aggregate of 468,000 shares of restricted Common Stock subject to the terms of their Employment Agreements referenced herein in Exhibit 10.1 and 10.2 and 20,000 shares of restricted Common Stock to one of the directors as a promotion bonus. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.



   T. In August 1998, IVTX issued 10,000 shares of restricted Common Stock to a new officer of IVTX in consideration for services rendered. There was no underwriter involved in this issuance. The officer is an accredited purchaser and had access to IVTX's current offering circular. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.



   U. In August 1998, IVTX issued 250,000 shares of restricted Common Stock each to two licensors, who are also officers of IVTX, in partial fulfillment of the terms of their Licensing Agreements referenced herein in Exhibit 10.3 and 10.5. Before issuance, one officer, as licensor, assigned the total of all 250,000 shares to the other licensor. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.



   V. In October 1998, IVTX issued 8,000 shares of restricted Common Stock to a new officer of IVTX in consideration for consulting services rendered. There was no underwriter involved in this issuance. The officer is an accredited purchaser and had access to IVTX's current offering circular. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.



   W. In October and December 1998, IVTX issued a total of 4,000 shares of Common Stock to an independent contractor at a purchase price of $.001 per share (par value) in consideration of services rendered on behalf of IVTX. Total proceeds of the transaction was $4.00. The purchaser was provided with IVTX's current offering circular. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.



   X. In November and December 1998, IVTX issued a total of 86,000 shares of Common Stock to three accredited investors. Total proceeds from the transactions were $70,914. Each purchaser was provided with IVTX's current offering circular. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.



   Y. In December 1998, IVTX issued 6,000 shares of restricted Common Stock to two independent contractors and one employee in consideration of services rendered. The contractors and the employee were 'sophisticated' purchasers and were provided with a copy of IVTX's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.



   Z. In December 1998, IVTX received a total of $148,000 from one accredited purchaser for the issuance of 148,000 shares of restricted Common Stock, of which 148,000 shares were pending issue at the close of the fiscal year and were to be issued in 1999. The shares were issued in March 1999. The purchaser was provided with IVTX's current offering circular. There was no underwriter involved in this issuance. The issuances were conducted pursuant to Section 4(2)of the 1933 Act.



   AA. In February, 1999, IVTX issued a total of 105,000 shares of Common Stock to three independent contractors at a purchase price of $.001 per share (par value) in consideration of engineering or production services on behalf of IVTX. The purchase price of the transaction was recorded at $105.00. Each purchaser was provided with IVTX's current offering circular. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Regulation D, Rule 504, propounded by the U.S.
Securities and Exchange Commission.



   AB. In February, 1999, IVTX sold a total of 64,565 shares of Common Stock to six investors in consideration of cash proceeds totaling $67,198. Each purchaser was provided with IVTX's current offering circular. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S.
Securities and Exchange Commission.



   AC. In February of 1999, IVTX issued 9,000 shares of restricted Common Stock to a new officer of IVTX in consideration for services rendered. There was no underwriter involved in this issuance. The officer is an accredited purchaser and had access to IVTX's current offering circular. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.



   AD. In February and March 1999, IVTX issued 32,200 shares of restricted Common Stock to three independent contractors in consideration for clinical consulting and product development services. The contractors were 'sophisticated' purchasers and were provided with a copy of IVTX's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.



  AE. In March 1999, IVTX issued 11,000 shares of restricted Common Stock to two independent contractors in consideration for professional consulting services. The contractors were 'sophisticated' purchasers and were provided with a copy of IVTX's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to
Section 4(2) of the 1933 Act.

         On September 24, 1999, the Company commenced a private placement of up to 6,666,667 units, each unit consisting of one share of the Company's Common Stock (the "Share") and one Warrant exercisable at $0.75 for a term of two years from the date of issuance (the "Warrants") to accredited investors only (the "Private Placement"). The Private Placement was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving any public offering. The securities issued pursuant to the Private Placement were restricted securities as defined in Rule 144. The Private Placement is continuing and, to date, has generated gross proceeds of approximately $160,940.



Item 5  Indemnification of Directors and Officers.

The Company is required by its Bylaws and Certificate of Incorporation to indemnify, to the fullest extent permitted by law, each person that the Company is permitted to indemnify. The Company's Charter requires it to indemnify such parties to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law.



Section 145 of the Delaware General Corporation Law permits the Company to indemnify its directors, officers, employees, or agents against expenses, including attorneys fees, judgments, fines and amounts paid in settlements actually and reasonably incurred in relation to any action, suit, or proceeding brought by third parties because they are or were directors, officers, employees, or agents of the corporation. In order to be eligible for such indemnification, however, the directors, officers, employees, or agents of the Company must have acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company. In addition, with respect to any criminal action or proceeding, the officer, director, employee, or agent must have had no reason to believe that the conduct in question was unlawful.



In derivative actions, the Company may only indemnify its officers, directors, employees, and agents against expenses actually and reasonably incurred in connection with the defense or settlement of a suit, and only if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. Indemnification is not permitted in the event that the director, officer, employee, or agent is actually adjudged liable to the Corporation unless, and only to the extent that, the court in which the action was brought so determines.



The Company's Certificate of Incorporation permits the Company to indemnify its directors except in the event of: (1) a breach of the duty of loyalty to the Company or its stockholders; (2) an act or omission that involves intentional misconduct or a knowing violation of the law and an act or omission not in good faith; (3) liability arising under Section 174 of the Delaware General Corporation Law, relating to unlawful stock purchases, redemptions, or payment of dividends; or (4) a transaction in which the potential indemnity received an improper personal benefit.



Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable





PART F/S



         The following financial statements are included herein:



Balance Sheet of IVTX as of December 31, 1998, December 31, 1997, and December 31, 1996 (audited)



Statement of Loss and Accumulated Deficit of IVTX for the years ended December 31, 1998, 1997 and 1996 (audited)

Statement of Stockholders' Equity of IVTX (audited)



Statements of Cash Flows of IVTX for the period September 6, 1996 (inception) to December 31, 1998 (audited)



Balance Sheet of the Company as of September 30, 1999 and June 30, 1999 (unaudited)



Statements of Operations of the Company for the three months ended September 30, 1999 and for the period from May 1, 1999 (inception) to September 30, 1999 (unaudited)



Statements of Cash Flows of the Company for the three months ended September 30, 1999 and for the period from May 1, 1999 (inception) to September 30, 1999 (unaudited)


INNOVATIVE TRACKING SOLUTIONS CORPORATION
(A Development Stage Company)
FINANCIAL STATEMENTS

December 31, 1998, 1997 and 1996


REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
Innovative Tracking Solutions Corporation

     I have audited the accompanying balance sheets of Innovative Tracking Solutions Corporation (A Development Stage Company) as of December 31, 1998, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for periods then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     The accompanying financial statements have been prepared assuming the Company will continues as going concern. As discussed in Note H, the Company has an accumulated deficit at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as going concern. Management's plan in regard to these matters is also discussed in Note H. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Tracking Solutions Corporation (A Development Stage Company) at December 31, 1998, 1997
and 1996, and the results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

Roger G. Castro

Oxnard, California
April 1, 1999





Innovative Tracking Solutions Corporation
(A Development Stage Company)
Consolidated Notes to Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------
This summary of significant accounting policies of Innovative Tracking Solutions Corporation (a development stage company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity:

Innovative Tracking Solutions Corporation (a development stage company) was incorporated in Delaware on September 4, 1996. The Company is licensed to manufacture and market patented products. The Company has devoted substantially all of its efforts in establishing its business and has not generated significant revenues.

Accounts receivable:

Although the Company employs the full accrual method of accounting, there were no receivables at the end of the year .

Inventory:

Inventories are stated at cost. Cost is determined by specific identification of each unit.

Furniture & Equipment:

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method for both financial statement purposes and income tax purposes.

                                        Year
   Furniture and equipment                7

Patents, trademarks:

Patents and trademarks are carried at costs and only include current costs subsequent to licensing agreements. Amortization of patents and trademarks are provided using the straight-line method for financial reporting purposes at rates based on the remaining legal lives:

                                       Years
   Patents and trademarks             17 - 20

Revenue & Expense Recognition:

Revenue is recognized when the earning process is complete. Expenses are recognized as incurred.

Primary Net Income Per Common Share:

Primary net income per share is based on the average number of shares of common stock outstanding during the year.

NOTE B - RELATED PARTY TRANSACTIONS
-----------------------------------------------------

Loan receivable is cash advances made to the Company by certain officers and stockholders of the Company.

Note payable to officer and principal stockholder in the amount of $15,000 is payable in full plus interest at the rate of 8% per annum on October 15, 1998. Interest expense related to this note was $350 for 1998 and $250 for 1997. The Company issued 4,000 shares of restricted common stock to the officer in lieu of cash in satisfaction of the accrued interest on the loan. The amounts related to this transaction are reflected on the income statement as an interest expense recorded at a value of $.90 per share representing a discount from the $1.00 offering price of the Company's then current private placement offering. The discount for these restricted securities was based on the restrictive nature of the stock being held by the affiliate who is also a Director of the Company. The values recorded represented 6 months of interest accrued during the later of 1998 and the beginning of 1999.

Licensing Agreements: The Company issued 500,000 shares of restricted common stock in satisfaction of licensing agreement contracts to licensors who are also officers and shareholders of the Company. The amounts related to these transactions are reflected on the income statement as an expense and were valued at $.90 per share representing a discount from the $1.00 offering price of the Company's then current private placement offering. The discount for these restricted securities was based on the restrictive nature of the stock being held by the affiliates who are also founders of the Company.

The Company issued 488,000 shares of restricted common stock to officers of the Company pursuant to the terms of their employment agreements. The amounts related to these transactions are reflected on the income statement as an expense and were valued at $.90 per share representing a discount from the $1.00 offering price of the Company's then current private placement offering. The discount for these restricted securities was based on the restrictive nature of the stock being held by the affiliates who are also founders of the Company.

NOTE C - INCOME TAXES
-----------------------------------------------------

As of December 31, 1998, the Company had available for federal income tax purposes a net operating loss carry forward of approximately $1,747,384, which expired in various years through 2013.

NOTE D - LEASING ARRANGEMENTS
-----------------------------------------------------

The Company conducts its operations from facility that is leased under a two-year noncancelable operating lease expiring in April 1999. In addition, the Company is leasing office equipment under a three year lease expiring in November 2000.

The following is a schedule of future minimum rental payments under the above operating leases as of December 31, 1998:

                               Year Ending
                               December 31            Amount
                                 1999                $6,994
                                 2000                 3,394
                                                    $10,388

Rental expense amounted to $15,861 in 1997 and $21,456 in 1998.

NOTE E - OFFERING EXPENSES
-----------------------------------------------------

Costs are directly attributable to offering of securities and costs of the offering are charged to expense as incurred.

NOTE F -NONCASH CONSIDERATION
-----------------------------------------------------

The Company issued stock for consulting, engineering, design and professional services to non-affiliates of the Company. The amounts related to these transactions are reflected on the income statement as expenses and were valued at a fair value of $.25 per share for stocks issued for services in 1996 and early 1997, prior to any private securities offerings made by the Company. Stocks issued for services later in 1997 and in 1998, during or after the Company began its private placement, were valued at $2.00 per share for any Rule 504 issuances and $1.00 per share for any Section 4 (2) restricted issuances which is consistent with the Company's then current offering price for those securities.

NOTE G - PAID IN CAPITAL ADJUSTMENTS
-----------------------------------------------------

Certain shareholders, who are also officers of the Company, elected to draw funds against the original basis of their stocks.

NOTE H - GOING CONCERN
-----------------------------------------------------

The Company has no current operations with which to create sufficient operating capital. The Company seeks to raise operating capital to develop and market the technology it has acquired. As of December 31, 1998, the deficit accumulated during the development stage amounts to $1,747,384.

NOTE I - CONTINGENCIES
-----------------------------------------------------

The Company and certain related parties who are also officers and shareholders of the Company entered in to an employment contract agreement wherein the Company will pay them certain amounts of compensation as funds are readily available. The total amounts due are $147,917 for 1998, and $61,875 for 1997.


Innovative Tracking Solutions Corporation
(A Development Stage Company)
Balance Sheet

As of December 31, 1997 and 1996             1998          1997        1996
                                             ----          ----        ----
ASSETS
Current Assets
  Cash in Banks                         $   22,551     $  42,191   $   (1,268)
  Accounts Receivable                        3,336             -            -
  Loan receivable - officers                41,952             -            -
  Inventory                                 76,982        76,199       47,110
  Prepaid Expenses                           2,475         1,525            -
                                           -------       -------      -------
Total Current Assets                       147,296       119,915       45,842

Fixed Assets:
  Furniture & Equipment                     38,512         9,408        2,866
  Less: Accumulate Depreciation             (4,769)       (1,346)        (136)
                                            -------       -------      -------
    Total Fixed Assets                      33,743         8,062        2,730

Other Assets:
 Patents, trademarks and rights             28,786        10,931            -
  Less accumulated amortization             (1,215)         (104)           -
                                           -------       -------      -------
    Total Other Assets                      27,571        10,827            -
                                           -------       -------      -------
TOTAL ASSETS                            $  208,610       138,804       48,572

Liabilities & Stockholders' Equity
Current Liabilities:
  Accounts payable                       $  19,450         7,340        4,922
  Accrued expenses                           7,294             -            -
  Note payable                                   -        15,000            -
                                           -------       -------      -------


    Total Current Liabilities               26,744        22,340        4,922
    Contingencies - NOTE J

Stockholders' Equity:
  Common stocks , $.001 par value
     Authorized shares - 10,000,000
     Issued and outstanding shares:
      3,563,490 shares, 1,852,580
       shares, and 1,537,000 shares,
        respectively                         3,533         1,853        1,537
  Common Stock Subscribed                       30             -
  Paid in capital                        1,985,687       389,394      123,785
  Subscriptions receivable                 (60,000)            -            -
  Deficit accumulated during the
    development stage                   (1,747,384)     (274,783)     (81,672)
                                           -------       -------      -------
      Total Stockholders' Equity           181,866       116,464       43,650
                                          ---------      --------     -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                     $ 208,610     $ 138,804     $ 48,572
See Notes to Consolidated Financial Statements


Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statement of Loss and Accumulate Deficit
For the years ended December 31, 1998, 1997 and 1996

                                    Cumulative
                                      During
                                    Development        December 31,   December 31      December 31
                                       Stage              1998           1997             1996
                                    -----------        -----------     ----------      -----------
Sales                              $   11,938        $    11,938     $        -        $        -
 Cost of Goods Sold                     (6,371)           (6,371)             -                 -
                                     ----------           -------        -------           -------
  Gross Profit                           5,567             5,567              -                 -

Operating Expenses:
  Advertising & marketing              118,191            82,432         34,713             1,046


  Amortization                           1,215             1,111            104                 -
  Auto Expense                           6,042             5,394            648                 -
  Bank Charges                           3,968             2,873            722               373
  Contributions                            410                60            319                31
  Depreciation                           4,769             3,423          1,210               136
  Education                              5,115             4,026            393               696
  Entertainment                          3,563             3,209            331                23
  Insurance                             19,233            13,871          5,362                 -
  Inventory Write-offs                  40,214            40,214              -                 -
  Legal and Professional                59,475            57,906          1,238               331
  Misc. Expenses                        22,891             6,794         13,639               580
  Offering Expenses                     80,105            54,806         25,299                 -
  Office Expense                        31,094            20,774          8,714             1,606
  Outside Service                      133,676            96,980         26,321            10,375
  Payroll Expense                       29,334            29,334              -                 -
  Postage and Copies                     7,880             5,166          2,277               437
  Promotions-product samples expense     6,450             6,450              -                 -
  Rent                                  37,317            21,456         15,861                 -
  Repairs                                1,938             1,599            264                75
  Research and Development             158,436            57,415         38,969            62,052
  Shipping                              18,525            14,848          3,509               168
  Stock Awards                         889,200           889,200              -                 -
  Taxes and Licenses                     9,105             8,489            438               178
  Trade Shows & conventions             20,168            19,134            565               469
  Travel                                 7,546             7,546              -                 -
  Utilities and Telephone               34,189            21,119          9,974             3,096
                                      --------         ---------      ---------         ---------
    Total Operating Expenses       $ 1,748,171       $ 1,475,629     $  190,870        $   81,672


Net loss from operation            $(1,742,604)      $(1,470,062)    $(190,870)        $  (81,672)

Other Income (Expenses)
  Interest income                        1,195             1,183             12                 -
  Interest expense                      (5,975)           (3,722)        (2,253)                -
                                      --------           -------       --------           -------
    Total Other Income (Expenses)       (4,780)           (2,539)        (2,241)                -
                                      --------           -------       --------           -------

Net loss                           $(1,747,384)       (1,472,601)      (193,111)          (81,672)


Earnings(loss) per share                                  $(0.41)        $(0.10)           $(0.05)

See Notes to Financial Statements



Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statement of Stockholders' Equity

                                                                                                 Deficit
                                                                                               Accumulated
                                     Number      Common     Common     Additional   Subscrip-   During the
                                   of Shares    Stock at     Stock      Paid-in-     tions     Development
                                  Outstanding   Par Value  Subscribed   Capital    Receivable     Stage       Total
                                  -----------  ----------  ----------   --------    ---------    --------     -----
Balance at
September 6, 1996 (inception)

Net loss - September 6, 1996
through December 31, 1996                               -                     -                $(81,672)     $(81,672)


Stocks issued for cash - from
September 6, 1996 (inception)
to December 31, 1996
  Restricted shares               1,495,500       $1,496               $113,451                               114,947

Stocks issued for past, present,
and future services - from
September 6, 1996 to
December 31, 1996 -                  41,500            41                10,334                                10,375
                                  ---------      --------   --------   --------    --------    --------      --------

Balance at
December 31, 1996                 1,537,000         1,537               123,785                 (81,672)       43,650

Net loss - January 1, 1997
Through December 31, 1997                 -                                                    (193,111)     (193,111)
Stocks issued for cash -
from January 1, 1997 to
December 31, 1997                   240,080           240               294,548                               294,788

Paid in capital adjustments                                             (52,866)                              (52,866)
 (NOTE G)



Stocks issued for past, present,
and future services - from
January 1, 1997 to
December 31, 1997 - (NOTE F)         71,000            71                 17,679                               17,750

Stocks issued for payments
in lieu of cash - (NOTE F)
January 1, 1997 to
December 31, 1997                     2,000             2                 3,998                                4,000
    Interest expense (NOTE B)         2,500             3                 2,250                                2,253
                                  ---------      --------   ---------  --------    --------    --------      --------

Balance at December 31, 1997      1,852,580        $1,853           -   389,394          -     (274,783)     116,464

Net Loss for 1998                                                                            (1,472,601)  (1,472,601)

 Stocks issued for cash -
  From January 1, 1998

 to December 31, 1998                 542,410           542                516,718                            517,260

Paid in capital adjustments                                                (40,796)                           (40,796)
 (NOTE G)

Stocks issued for services in lieu
 of cash - January 1, 1998 to
 December 31, 1998 (NOTE F)           149,000           149                169,851                            170,000

Restricted Stocks issued in lieu of
 Cash as per contract agreements -
  from January 1, 1998 to
     December 31, 1998
  Licensing Agreements
   (NOTE B)                           500,000           500                450,000                            450,500
  Employment Agreements
   (NOTE B)                           488,000           488                439,200                            439,688
  Interest expense (NOTE B)             1,500             1                  1,350                              1,351

Common stock subscription              30,000                     30        59,970   (60,000)                      -
                                    ---------        -------   -----      --------  --------    --------     --------
Balance at December 31, 1998        3,563,490        $ 3,533      30   $ 1,985,687  $(60,000)  $(1,747,384)  $181,866

See Notes to Consolidated Financial Statements




Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statements of Cash Flows
For the period September 6, 1996 (inception) to December 31, 1998

                                            Cumulative                                      September 6,
                                              During                                      1996 (inception)
                                            Development     December 31,    December 31     to December 31
                                               Stage           1998           1997              1996
                                            -----------     -----------    -----------    ---------------



CASH FLOWS FROM OPERATING ACTIVITIES

  Net Loss                                 $(1,747,384)    $(1,472,601)     $ (193,111)       $ (81,672)

Adjustments to reconcile Net Loss
    to net cash provided by operating
    activities:
  Depreciation & amortization                    5,984           4,534            1,314             136
  Services paid by stocks                    1,095,917       1,061,539           24,003          10,375
  Increase in accounts receivable               (3,336)         (3,336)               -               -
  Increase in loans receivable - officers      (41,952)        (41,952)               -               -
  Increase in inventory                        (76,982)           (783)         (29,089)        (47,110)
  Increase in prepaid expenses                  (2,475)           (950)          (1,525)              -
  Increase (decrease) in accounts payable       19,450          12,110           (2,418)          4,922
  Increase (decrease) in accrued expenses        7,294           7,294                -               -
                                             ---------        --------          -------       ---------
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES                                 $(743,484)      $(434,145)      $ (195,990)     $ (113,349)

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of fixed assets                  (38,512)        (29,104)          (6,542)         (2,866)
  Acquisition of other assets                  (28,786)        (17,855)         (10,931)              -
                                             ---------         --------         -------       ---------
NET CASH PROVIDED (USED) BY
INVESTING ACTIVITIES                         $ (67,298)      $ (46,959)      $  (17,473)     $   (2,866)

CASH FLOWS FROM FINANCING ACTIVITIES
  Notes payable                                      -         (15,000)          15,000               -
  Proceeds from issuance of common stock       926,995         517,260          294,788         114,947
  Reduction in paid in capital                 (93,662)        (40,796)         (52,866)              -
                                             ---------        --------         --------         -------
NET CASH PROVIDED (USED)
BY FINANCING ACTIVITIES                        833,333         461,464          256,922         114,947




INCREASE (DECREASE) IN CASH                     22,551         (19,640)          43,459          (1,268)

BEGINNING CASH                                       -          42,191           (1,268)             -
                                             ---------         -------          -------
ENDING CASH                                 $   22,551       $  22,551         $ 42,191        $ (1,268)


Schedule of noncash transactions
  Issuance of stock in exchange for
    Services                                $1,095,917      $1,061,539          24,003        $  10,375
  Stock Subscription receivable                 78,700          60,000          18,700                -
                                             ---------       ---------          -------        --------

                                            $1,174,617      $1,121,539      $   42,703         $ 10,375

See notes to Financial Statements





THEHEALTHCHANNEL.COM, INC.
(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
A. FOR THE THREE MONTHS ENDED
B. SEPTEMBER 30, 1999 AND
C. FOR THE PERIOD FROM MAY 1, 1999 (INCEPTION)
D. TO SEPTEMBER 30, 1999

THEHEALTHCHANNEL.COM, INC.
(A DEVELOPMENT STAGE COMPANY)
CONTENTS
June 30, 1999 and September 30, 1999 (unaudited)



         Page

FINANCIAL STATEMENTS

         Balance Sheets                   1

         Statements of Operations         2

         Statements of Cash Flows         3 - 4

         Notes to Financial Statements    5 - 8



THEHEALTHCHANNEL.COM, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
June 30, 1999 and September 30, 1999 (unaudited)



ASSETS

                                                    September 30,        June 30,
                                                        1999             1999
                                                     (unaudited)
Current assets
         Cash                                  $        131,059            $        -
         Prepaid expenses                                 8,000                     -

            Total current assets                        139,059                     -

Furniture and equipment, net                            562,285                    581,674

                  Total assets                 $        701,344            $       581,674


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
         Accounts payable                      $         83,081            $        -
         Accrued marketing                              414,482                     -
         Accrued professional fees                      114,500                     -
         Accrued salaries                                48,000                     -

            Total current liabilities                   660,063                     -

Stockholders' equity



         Common stock, $0.001 par value
            110,000,000 shares authorized
            107,049,558 (unaudited) and
            106,819,558 shares issued and
            outstanding                                 107,050                    106,820
         Paid-in capital                                618,409                    478,639
         Deficit accumulated during the
            development stage                          (684,178)                    (3,785)

            Total stockholders' equity                   41,281                    581,674

            Total liabilities and
                 stockholders' equity          $        701,344                 $  581,674



 THEHEALTHCHANNEL.COM, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 1999 (unaudited) and For the Period From May 1, 1999 (Inception) to September 30, 1999 (unaudited)

                                                                          For the
                                                                        Period from
                                                      For the              May 1,
                                                 Three Months               1999
                                                      Ended            (Inception) to
                                                 September 30,          September 30,
                                                       1999                 1999
Revenue                                         $        -       $        -

Cost of goods sold                                       -                -

Gross profit                                             -                -

Selling, general, and administrative expenses         680,684           684,469

Loss from operations                                 (680,684)         (684,469)

Other income (expense)
         Interest income                                  291               291

Net loss                                        $    (680,393)   $     (684,178)

Basic loss per share                            $       (0.01)   $        (0.01)

1. Weighted-average shares outstanding            106,839,812       106,831,817




THEHEALTHCHANNEL.COM, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
For the Three Months Ended September 30, 1999 (unaudited) and For the Period From May 1, 1999 (Inception) to September 30, 1999 (unaudited)

                                                                                  For the
                                                                                Period from



                                                           For the                  May 1,
                                                         Three Months                1999
                                                            Ended               (Inception) to
                                                         September 30,           September 30,
                                                             1999                     1999
Cash flows from operating activities
         Net loss                                   $        (680,393)        $        (684,178)
         Adjustments to reconcile net loss to
                  net cash provided by (used in)
                  operating activities
                       Depreciation                            19,389                    19,389
         Decrease in
                  Accounts receivable                             -                       3,336
                  Loans receivable - officers                     -                      41,952
                  Inventories                                     -                      76,982
                  Prepaid expenses                             (8,000)                   (5,525)
         Decrease in
                  Accounts payable                             83,081                    52,295
                  Accrued expenses                                -                      (7,294)
                  Accrued marketing                           414,482                   414,482
                  Accrued professional fees                   114,500                   114,500
                  Accrued salaries                             48,000                    48,000

                  Net cash provided by (used in)
                       operating activities                    (8,941)                   73,939

Cash flows from investing activities
         Acquisitions of furniture and equipment                  -                      33,743
         Other assets                                             -                      27,571

                  Net cash provided by investing
                       activities                                 -                      61,314

Cash flows from financing activities
         Paid in capital                                          -                  (1,985,687)
         Subscription receivable                                  -                      60,000
         Proceeds from sale of common stock                   140,000                   473,540
         Deficit accumulated during the development
                  stage                                           -                   1,425,402

                  Net cash provided by (used in)
                       financing activities                   140,000                   (26,745)



THEHEALTHCHANNEL.COM, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS (Continued)
For the Three Months Ended September 30, 1999 (unaudited) and For the Period From May 1, 1999 (Inception) to September 30, 1999 (unaudited)

                                                                                  For the
                                                                                Period from
                                                           For the                 May 1,
                                                      Three Months                  1999
                                                           Ended              (Inception) to



                                                      September 30,              September 30,
                                                          1999                       1999
                  Net increase in cash                $        131,059  $       108,508

Cash, beginning of period                                       -                22,551

Cash, end of period                                   $        131,059  $       131,059




NOTE 1 - BUSINESS ACTIVITY



         thehealthchannel.com, Inc., formerly known as Innovative Tracking Solutions Corporation, (the "Company") was incorporated in Delaware. It operates a consumer-based health supersite (http://www.thehealthchannel.com).



NOTE 2 - SIGNIFICANT TRANSACTIONS



         On April 16, 1999, the Company transferred all of its assets and liabilities based on majority stockholder approval to a newly formed private company. The Company's plan of operations following the transfer of assets and liabilities was to seek and complete a merger or acquisition transaction with a small- or medium-sized enterprise which desired to become or remain a public corporation.



On July 28, 1999, the Company completed the following:



1. found an appropriate acquisition candidate and, pursuant to its bylaws and general Delaware corporate law, the Company acquired assets from Biologix International, Ltd., consisting primarily of the thehealthchannel.com website and related technology in exchange for the 1,185,243 shares of the Company's common stock held by the public. The value of the 885,868 free trading shares issued by the Company is based on the Company's closing stock price of $0.531 on the date of the acquisition, July 28, 1999, and the value of the 299,375 restricted shares issued is based on a discount of 30% from the Company's closing stock price on the date of the acquisition.



2. increased the number of authorized shares of common stock to 110,000,000.



3. implemented a forward stock split of 28.22-to-1 of all outstanding shares of the Company's common stock outstanding as of July 29, 1999.



In connection with this change of control, the Company's name was changed to thehealthchannel.com, Inc. on July 28, 1999. The acquisition closed on July 28, 1999.




NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation have been included. The financial statements should be read in conjunction with the audited financial statements included in the Company's Amended Current Report on Form 8-K/A for the period from May 1, 1999 (inception) to June 30, 1999. The results of operations for the three months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended June 30, 2000.



Revenue and Expense Recognition
Revenue is recognized when the earning process is complete. Expenses are recognized as incurred.



Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.



Furniture and Equipment
Furniture and equipment are stated at cost. The Company provides for depreciation using the straight-line method over an estimated useful life of five years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of furniture and equipment are reflected in the statements of operations.



Basic Net Loss per Share
Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred a net loss, basic and diluted loss per share are the same.



NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)



Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. To date, no impairment has occurred.



Development Stage Enterprise
The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

NOTE 4 - FURNITURE AND EQUIPMENT



Furniture and equipment consisted of the following:



                                         September 30,        June 30,
                                             1999              1999
                                         (unaudited)
         Purchased technology            $ 581,674            $ 581,674
         Less accumulated depreciation      19,389                    -

                  Total                  $ 562,285            $ 581,674



NOTE 5 - STOCKHOLDERS' EQUITY (UNAUDITED)



During the three months ended September 30, 1999, the Company issued 180,000 restricted shares of the Company's common stock and 180,000 warrants to purchase restricted shares of the Company's common stock with an exercise price of $0.75 for proceeds of $135,000. The shares issued and the shares issuable upon exercise of the warrants have piggyback registration rights in the event the Company files a Registration Statement with the Securities and Exchange Commission. The warrants vest immediately and expire two years from the date of issuance.



NOTE 5 - STOCKHOLDERS' EQUITY (UNAUDITED) (Continued)



During the three months ended September 30, 1999, the Company issued 50,000 restricted shares of the Company's common stock for proceeds of $5,000. The shares issued have piggyback registration rights in the event the Company files a Registration Statement with the Securities and Exchange Commission.





PART III



Item 1. Index to Exhibits




Exhibit
3.1            Articles of Incorporation*

3.2            Amendment to Articles of Incorporation*

3.3            Certificate of Correction to Articles of Incorporation*

3.4            By-laws*

3.5            Amended By-laws*

4.1            Specimen Certificate of Common Stock*

4.2            Specimen Warrant Certificate of Common Stock*

10.1 Employment Agreement dated, July 15, 1997 between the Company and President/CEO, Dianna Cleveland*

10.2 Employment Agreement dated, July 15, 1997 between the Company and Vice President/CFO/COO, Lee A. Namisniak*

10.3           Exclusive Product Licensing Agreement for the
               Private Practice(tm) Vibration Reminder Disk*

10.4           Addendum to Licensing Agreement - Schedule A & B*

10.5           Licensing Agreement for the
               Smart Kitchen(tm) Food Tracking System*

10.6           Addendum to Licensing Agreement - Schedule A & B*

10.7           Acquisition, Stock Purchase, and Exchange Agreement, dated July
               28, 1999

10.8 Stock Purchase Agreement and Warrant Agreement (form) for pending private placement

10.9           24/7 Media Inc. Network Affiliation Agreement, dated September 9,
               1999

10.10          Employment Agreement with Thomas F. Lonergan, dated September 1,
               1999

10.11          Employment Agreement with Donald A. Shea, dated September 1, 1999

27.1           Financial Data Schedule

99.0           Office Lease*

---------------------------
*Previously filed.



SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                   THE HEALTHCHANNEL.COM, INC.

                                                /s/ Donald A. Shea
                                                By: Donald A. Shea
                                                Its: President, Chief Executive
                                                Officer, Director



POWER OF ATTORNEY



Each person whose signature appears appoints Donald A. Shea, and in his absence, Thomas F. Lonergan, as his agent and attorney-in-fact, with full power of substitution to execute for him and in his name, in any and all capacities, all amendments (including post-effective amendments) to this Registration Statement to which this power of attorney is attached. In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.




Signature                           Title                                         Date

/s/ Donald A. Shea
Donald A. Shea             Chief Executive Officer, Director               December 2, 1999


/s/ Thomas F. Lonergan
Thomas F. Lonergan         Chief Financial Officer, Director,
                                    Chief Operating Officer, Executive
                                    Vice President, Secretary             December 2, 1999


/s/Balazs Imre Bodai
Balazs Imre Bodai          Director                                       December 2, 1999

/s/ Joseph K. Song
Joseph K. Song             Director                                       December 2, 1999


/s/ Jeffrey Berg
Jeffrey Berg               Director                                       December 2, 1999
